Exhibit 99.1

QUIPT HOME MEDICAL CORP.

code of business conduct and ethics

January 26, 2022

Introduction

Purpose

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of Quipt Home Medical Corp. (the “Company”), consistent with the highest standards of business ethics. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code applies to all of our directors, officers and other employees. We refer to all officers and other employees covered by this Code as “Company employees” or simply “employees,” unless the context otherwise requires. In this Code, we refer to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, as our “principal financial officers.”

Seeking Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Company’s ethical standards, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact the Company’s VP of Compliance. If you do not feel comfortable contacting the Company’s VP of Compliance or the matter involves a director or executive officer, you may also contact any member of the Board of Directors.

Reporting Violations of the Code

All employees and directors have a duty to report any known or suspected violation of this Code, including violations of the laws, rules, regulations, or policies that apply to the Company. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor or the Company’s Senior Director of Internal Controls and Audit (SDICA). The Company’s SDICA will work with you and your supervisor or other appropriate persons to investigate your concern. If you do not feel comfortable reporting the conduct to your supervisor or you do not get a satisfactory response, you may contact the Company’s SDICA. If you do not feel comfortable contacting the Company’s SDICA or the matter involves a director or executive officer, you may also contact any member of the Audit Committee of the Board of Directors to report any violation of the Code. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, the Company’s SDICA, the Audit Committee, the Board of Directors and the Company, as applicable, will protect your confidentiality to the extent possible, consistent with applicable laws and the Company’s need to investigate your concern. Code of Conduct violations is an act of non-compliance by a director, officer or employee of the Company, or another person with whom the Company does business, with the Company’s governance, risk, and compliance policies or with applicable laws and includes but not limited to:

•	Failure to comply with any of the provisions of the Code or any incorporated policy;
•	Fraud (corruption, misappropriation of assets, financial statement misrepresentation);
•	Criminal offences that may have an impact on the Company’s reputation, operations, financial results, or employee morale;
•	Deficiencies or non-compliance with accounting, internal accounting controls or auditing matters;
•	Endangerment of someone’s health and safety;
•	Violence, harassment or discrimination;
•	Potential or actual non-compliance with any applicable law, regulation or regulatory standards;
•	Deliberate concealment of any of the above;
•	Retaliation against employees who make a Report;

•	A matter likely to receive media or other public attention and which could harm the reputation of the Company;
•	A matter that involves a significant threat to the health and safety of employees of the Company and/or the public;
•	A matter that may be judged to be significant or sensitive for other reasons.

In addition, the Company has partnered with an independent 3rd party to provide a safe, anonymous, independent process to report Code of Conduct violations. Through this reporting channel, you will remain anonymous if you desire to do so. See appendix A for reporting information.

It is Company policy that any employee or director who violates this Code will be subject to appropriate discipline, which may include termination of employment or removal from the Board of Directors, as appropriate. This determination will be based upon the facts and circumstances of each particular situation. If you are accused of violating this Code, you will be given an opportunity to present your version of the events at issue prior to any determination of appropriate discipline. Employees and directors who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community. Your conduct as a representative of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

Policy Against Retaliation

The Company prohibits retaliation against an employee or director who, in good faith, seeks help or reports known or suspected violations. Any reprisal or retaliation against an employee because the employee, in good faith, sought help or filed a report will be subject to disciplinary action, including potential termination of employment.

Waivers of the Code

Any waiver of this Code for our directors, executive officers or other principal financial officers may be made only by our Board of Directors and will be disclosed to the public as required by law or the rules of the TSX Venture Exchange, The NASDAQ Stock Market, or other national securities exchange, when and as applicable. Waivers of this Code for other employees may be made only by our Chief Executive Officer or Chief Financial Officer and will be reported to our Audit Committee.

Conflicts of Interest

Identifying Potential Conflicts of Interest

Employees, officers and directors must act in the best interests of the Company. You must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest” and should seek to avoid even the appearance of a conflict of interest. A conflict of interest occurs when your personal interest interferes with the interests of the Company. A conflict of interest can arise whenever you, as an employee, officer or director, take action or have an interest that prevents you from performing your Company duties and responsibilities honestly, objectively and effectively.

Identifying potential conflicts of interest may not always be clear-cut. The following situations might reasonably be expected to give rise to a conflict of interest and should be identified to, and addressed by, the Chief Financial Officer or the Board of Directors:

•	Outside Employment. An employee being employed by, serving as a director of, or providing any services to a company that the individual knows or suspects is a material customer, supplier or competitor of the Company (other than services to be provided as part of an employee’s job responsibilities for the Company).

•	Financial Interests. An employee having a “material interest” (ownership or otherwise) in any company that the individual knows or suspects is a material customer, supplier or competitor of the Company and using his or her position to influence a transaction with such company. Whether an employee has a “material interest” will be determined by the Board of Directors in light of all of the circumstances, including consideration of the relationship of the employee to the customer, supplier or competitor, the relationship of the employee to the specific transaction and the importance of the interest to the employee having the interest.

•	Service on Boards and Committees. An employee or director serving on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Company.

•	Actions of Family Members. The actions of family members outside the workplace may also give rise to the conflicts of interest described above because they may influence an employee’s or director’s objectivity in making decisions on behalf of the Company. For purposes of this Code, “family members” include your spouse or life-partner, brothers, sisters, parents, in-laws and children whether such relationships are by blood or adoption.

For purposes of this Code, a company is a “material” customer if the customer has made payments to the Company in the past year in excess of $200,000 or 5% of the customer’s gross revenues, whichever is greater. A company is a “material” supplier if the supplier has received payments from the Company in the past year in excess of $200,000 or 5% of the supplier’s gross revenues, whichever is greater. If you are uncertain whether a particular company is a material customer or supplier, please contact the Company’s Chief Financial Officer for assistance.

Disclosure of Conflicts of Interest

The Company requires that employees and directors disclose any situation that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a situation that could give rise to a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it in writing to your supervisor or the Company’s VP of Compliance or, if you are a director or executive officer, to the Board of Directors. The Company’s VP of Compliance or the Board of Directors, as applicable, will work with you to determine whether you have a conflict of interest and, if so, how best to address it.

CORPORATE OPPORTUNITIES

As an employee or director of the Company, you have an obligation to advance the Company’s interests when the opportunity to do so arises. If you discover or are presented with a business opportunity through the use of corporate property or information or because of your position with the Company, you should first present the business opportunity to the Company before pursuing the opportunity in your individual capacity. No employee may use corporate property, information or his or her position with the Company for personal gain or compete with the Company while employed by us.

You should disclose to your supervisor the terms and conditions of each business opportunity covered by this Code that you wish to pursue. Your supervisor will contact the Company’s VP of Compliance and the appropriate management personnel to determine whether the Company wishes to pursue the business opportunity. If the Company waives its right to pursue the business opportunity, you may pursue the business opportunity on the same terms and conditions as originally proposed and consistent with the other ethical guidelines set forth in this Code.

CONFIDENTIAL INFORMATION

Employees and directors have access to a variety of confidential information regarding the Company. Confidential information includes all non-public information that might be of use to competitors, or, if disclosed, harmful to the Company or its customers. Employees have a duty to safeguard all confidential information of the Company or third parties with which the Company conducts business, except when disclosure is authorized or legally mandated. An employee’s obligation to protect confidential information continues after he or she leaves the Company. Unauthorized disclosure of confidential information could cause competitive harm to the Company or its customers and could result in legal liability to you and the Company.

Any questions or concerns regarding whether disclosure of Company information is legally mandated should be promptly referred to the Company’s VP of Compliance.

COMPETITION AND FAIR DEALING

All employees should endeavor to deal fairly with fellow employees and with the Company’s security holders, collaborators, customers, suppliers and competitors. Employees should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Relationships with Collaborators, Licensors and Customers

Our business success depends upon our ability to foster lasting collaborator, licensor and customer relationships. The Company is committed to dealing with collaborators, licensors and customers fairly, honestly and with integrity. Specifically, you should keep the following guidelines in mind when dealing with collaborators, licensors and customers:

•	Information we supply to collaborators, licensors and customers should be accurate and complete to the best of our knowledge. Employees should not deliberately misrepresent information to collaborators, licensors or customers.

•	Employees should not refuse to sell, service or maintain products the Company has produced simply because a collaborator or customer is buying products from or collaborating with another supplier.

•	Employees should maintain and protect any intellectual property licensed from licensors with the same care as they employ with regard to Company-developed intellectual property.

•	Collaborator, licensor and customer entertainment should not exceed reasonable and customary business practice. Employees should not provide entertainment or other benefits that could be viewed as an inducement to or a reward for, collaborator, licensor and customer purchase decisions. Please see “Gifts and Entertainment” below for additional guidelines in this area.

•	You must handle the non-public information of our collaborators, licensors and customers responsibly and in accordance with our agreements with them, including information regarding their technology and product pipelines. Non-public information of our collaborators, licensors and customers includes notes, reports, conclusions and other materials prepared by a Company employee based on the non-public information of others. You should use all reasonable efforts to abide by the terms of our agreements with our collaborators, licensors and customers and limit the use of non-public information received from our collaborators, licensors and customers to the purpose for which it was disclosed.

•	You may not unlawfully obtain or use the materials, products, intellectual property, proprietary or non-public information or other assets of anyone, including our collaborators, licensors, customers, suppliers and competitors.

Relationships with Suppliers

The Company deals fairly and honestly with its suppliers. This means that our relationships with suppliers are based on price, quality, service and reputation, among other factors. Employees dealing with suppliers should carefully guard their objectivity. Specifically, no employee should accept or solicit any personal benefit from a supplier or potential supplier that might compromise, or appear to compromise, his or her objective assessment of the supplier’s products and prices. Employees can give or accept promotional items of nominal value or moderately scaled entertainment within the limits of responsible and customary business practice. Please see “Gifts and Entertainment” below for additional guidelines in this area.

Relationships with Competitors

The Company is committed to free and open competition in the marketplace. Employees should avoid actions that would be contrary to laws governing competitive practices in the marketplace, including federal and state antitrust laws. Such actions include misappropriation and/or misuse of a competitor’s confidential information or making false statements about the competitor’s business and business practices. For further discussion of appropriate and inappropriate business conduct with competitors, see “Compliance with Antitrust Laws” below.

COMPANY RECORDS

Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports, regulatory submissions and many other aspects of our business and guide our business decision-making and strategic planning. Company records include financial records, personnel records, records relating to our technology and product development, clinical development, customer collaborations, manufacturing and regulatory submissions and all other records maintained in the ordinary course of our business.

Protection and Use of Company Assets

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. The use of Company funds or assets, whether or not for personal gain, for any unlawful or improper purpose is prohibited.

To ensure the protection and proper use of the Company’s assets, each employee should:

•	Exercise reasonable care to prevent theft, damage or misuse of Company property;

•	Report the actual or suspected theft, damage or misuse of Company property to a supervisor;

•	Use the Company’s telephone system, other electronic communication services, written materials and other property primarily for business-related purposes;

•	Safeguard all electronic programs, data, communications and written materials from inadvertent access by others; and

•	Use Company property only for legitimate business purposes, as authorized in connection with your job responsibilities.

Employees should be aware that Company property includes all data and communications transmitted or received to or by, or contained in, the Company’s electronic or telephonic systems. Company property also includes all written communications. Employees and other users of this property should have no expectation of privacy with respect to these communications and data. To the extent permitted by law, the Company has the ability, and reserves the right, to monitor all electronic and telephonic communication. These communications may also be subject to disclosure to law enforcement or government officials.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

As a public company we are subject to various securities laws, regulations and reporting obligations. Applicable laws require the disclosure of accurate and complete information regarding the Company’s business, financial condition and results of operations. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

The Company’s principal financial officers and other employees working in the Finance Department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable. These employees must understand and strictly comply with generally accepted accounting principles and all standards, laws and regulations for accounting and financial reporting of transactions, estimates and forecasts.

Compliance with Laws and Regulations

Each employee and director has an obligation to comply with all laws, rules and regulations (including the polices of the applicable stock exchanges) applicable to the Company’s operations. These include, without limitation, laws covering bribery and kickbacks, the development, testing, approval, manufacture, marketing and sale of our products and product candidates, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. You are expected to understand and comply with all laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice from your supervisor or the Company’s VP of Compliance.

INTERACTIONS WITH GOVERNMENTS

The Company may conduct business with the Canadian and U.S. government, state and local governments and the governments of other countries. The Company is committed to conducting its business with all governments and their representatives with the highest standards of business ethics and in compliance with all applicable laws and regulations, including the special requirements that apply to communications with governmental bodies that may have regulatory authority over our products and operations, such as government contracts and government transactions. In your interactions with the government, you should:

•	Be forthright and candid at all times. No employee or director should intentionally misstate or omit any material information from any written or oral communication with the government.

•	Ensure that all required written submissions are made to the government and are timely, and that all written submissions, whether voluntary or required, satisfy applicable laws and regulations.

•	You should not offer or exchange any gifts, gratuities or favors with, or pay for meals, entertainment, travel or other similar expenses for, government employees, except as in compliance with all applicable laws and regulations.

If your job responsibilities include interacting with the government, you are expected to understand and comply with the special laws, rules and regulations that apply to your job position as well as with any applicable standard operating procedures that the Company has implemented. If any doubt exists about whether a course of action is lawful, you should seek advice immediately from your supervisor and the Company’s VP of Compliance.

In addition to the above, you must obtain approval from the Company’s Chief Executive Officer or Chief Financial Officer for any work activity that requires communication with any member or employee of a legislative body or with any government official or employee. Work activities covered by this policy include meetings with legislators or members of their staffs or with senior executive branch officials on behalf of the Company. Preparation, research and other background activities that are done in support of lobbying communication are also covered by this policy even if the communication ultimately is not made. If any doubt exists about whether a given work activity would be considered covered by this provision, you should seek advice immediately from your supervisor and the Company’s Chief Financial Officer.

POLITICAL CONTRIBUTIONS AND VOLUNTEER ACTIVITIES

The Company encourages its employees and directors to participate in the political process as individuals and on their own time. However, federal and state contribution and lobbying laws severely limit the contributions the Company can make to political parties or candidates. It is Company policy that Company funds or assets not be used to make a political contribution to any political party or candidate, unless prior approval has been given by our Chief Executive Officer or Chief Financial Officer.

The following guidelines are intended to ensure that any volunteer political activity you pursue complies with this policy:

•	Contribution of Funds. You may contribute your personal funds to political parties or candidates. The Company will not reimburse you for personal political contributions.

•	Volunteer Activities. You may participate in volunteer political activities during non-work time. You may not participate in any political activities during working hours.

•	Use of Company Facilities. The Company’s facilities generally may not be used for political activities (including fundraisers or other activities related to running for office). However, the Company may make its facilities available for limited political functions, including speeches by government officials and political candidates, with the approval of our Chief Executive Officer or Chief Financial Officer.

•	Use of Company Name. When you participate in non-Company political affairs, you should be careful to make it clear that your views and actions are your own, and not made on behalf of the Company. For instance, Company letterhead should not be used to send out personal letters in connection with political activities.

These guidelines are intended to ensure that any political activity you pursue is done voluntarily and with your own resources and on your own time. Please contact the Company’s Chief Financial Officer if you have any questions about this policy.

Compliance with Antitrust Laws

Antitrust laws of Canada, the United States and other countries are designed to protect consumers and competitors against unfair business practices and to promote and preserve competition. Our policy is to compete vigorously and ethically while complying with all antitrust, monopoly, competition or cartel laws in all countries, states or localities in which the Company conducts business. Violations of antitrust laws may result in severe penalties against the Company and its employees, including potentially substantial fines and criminal sanctions. You are expected to maintain basic familiarity with the antitrust principles applicable to your activities, and you should consult the Company’s Chief Financial Officer with any questions you may have concerning compliance with these laws. The following is a summary of actions that could be violations of applicable antitrust laws:

•	Price Fixing. The Company may not agree with its competitors to raise, lower or stabilize prices or any element of price, including discounts and credit terms.

•	Limitation of Supply. The Company may not agree with its competitors to limit its quantity or type of production or restrict the supply of its services.

•	Allocation of Business. The Company may not agree with its competitors to divide or allocate markets, territories or customers.

•	Monopolies. The Company may not engage in any behavior that can be construed as an attempt to monopolize.

•	Boycott. The Company may not agree with its competitors to refuse to sell to or purchase from third parties. In addition, the Company may not prevent a customer from purchasing or using non-Company products or services.

•	Tying. The Company may not require a customer to purchase a product that it does not want as a condition to the sale of a different product that the customer does wish to purchase.

•	Price Discrimination. The Company may under some circumstances be prohibited from charging similarly situated customers different prices for the same good. Consult with the Company’s Chief Financial Officer before undertaking any such pricing programs.

Meetings with Competitors

Unless when required to fulfill job duties, employees should exercise caution in meetings with competitors. Any meeting with a competitor may give rise to the appearance of impropriety. As a result, if you are required to meet with a competitor for any reason, you should obtain the prior approval of an executive officer of the Company. You should try to meet with competitors in a closely monitored, controlled environment for a limited period of time. You should create and circulate agendas in advance of any such meetings, and the contents of your meeting should be fully documented. Specifically, you should avoid any communications with a competitor regarding:

•	Prices;
•	Costs;
•	Market share;
•	Allocation of sales territories;
•	Profits and profit margins;
•	Supplier’s terms and conditions;
•	Product or service offerings;
•	Customer collaborations and development projects;
•	Terms and conditions of sale and collaborative development programs;
•	Bids for a particular contract or program;
•	Selection, retention or quality of customers;
•	Distribution methods or channels;
•	Marketing strategies;
•	Future development plans or product pipelines or roadmaps; or
•	Other subjects relating to or affecting the production or sale of products and services to existing or prospective collaborators or customers.

If you participate in a meeting with a competitor in which any of the above topics are broached, you should affirmatively end the discussion, and you should state your reasons for doing so. During meetings with competitors, avoid sharing or obtaining confidential information from the competitor. Also avoid statements that could be construed as unfair acts such as harassment, threats or interference with the competitors’ existing contractual relationships.

Professional Organizations and Trade Associations

Employees should be cautious when attending meetings of professional organizations and trade associations at which competitors are present. Attending meetings of professional organizations and trade associations is both legal and proper, if such meetings have a legitimate business purpose and are conducted in an open fashion, adhering to a proper agenda. At such meetings, you should not discuss the restricted topics listed above, the Company’s pricing policies or other competitive terms or any other proprietary, competitively sensitive information. You are required to notify your supervisor or the Company’s VP of Compliance or internal counsel prior to attending any meeting of a professional organization or trade association.

COMPLIANCE WITH INSIDER TRADING LAWS

Consistent with the Company’s Insider Trading Policy which has been separately circulated to all employees and directors, the Company’s employees and directors are prohibited from trading in the stock or other securities of the Company while in possession of material non-public information about the Company. In addition, Company employees and directors are prohibited from recommending, “tipping” or suggesting that anyone else buy or sell the Company’s stock or other securities on the basis of material non-public information. Employees and directors who obtain material non-public information about another company in the course of their duties are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information. Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment. You are required to read carefully and observe our Insider Trading Compliance Program, as amended from time to time. Please contact the Company’s Chief Financial Officer for a copy of the Insider Trading Policy or with any questions you may have about insider trading laws.

PUBLIC COMMUNICATIONS AND REGULATION FD

Public Communications Generally

The Company places a high value on its credibility and reputation in the community. What is written or said about the Company in the news media and investment community directly impacts our reputation, positively or negatively. Our policy is to provide timely, accurate and complete information in response to public requests (from media, analysts, etc.), consistent with our obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data.

Compliance with Regulation FD

In connection with its public communications, the Company is required to comply with applicable disclosure rule sunder applicable securities laws, including a rule under the federal securities laws referred to as Regulation FD (which stands for “fair disclosure”). Regulation FD provides that, when we disclose material non-public information about the Company to securities market professionals or stockholders (where it is reasonably foreseeable that the stockholders will trade on the information), we must also disclose the information to the public. “Securities market professionals” generally include analysts, institutional investors and other investment advisors.

ENVIRONMENT, HEALTH AND SAFETY

The Company is committed to providing a safe and healthy working environment for its employees and to avoiding adverse impact and injury to the environment and the communities in which it does business. Company employees and directors must comply with all applicable environmental, health and safety laws, regulations and Company standards. It is your responsibility to understand and comply with the laws, regulations and policies that are relevant to your job. Failure to comply with environmental, health and safety laws and regulations can result in civil and criminal liability against you and the Company, as well as disciplinary action by the Company, up to and including termination of employment. You should contact the Company’s VP of Compliance if you have any questions about the laws, regulations and policies that apply to you.

Environment

All Company employees and directors should strive to conserve resources and reduce waste and emissions through recycling and other energy conservation measures. You have a responsibility to promptly report any known or suspected violations of environmental laws or any events that may result in a discharge or emission of hazardous materials.

Health and Safety

The Company is committed not only to comply with all relevant health and safety laws, but also to conduct business in a manner that protects the safety of its employees. All employees and directors are required to comply with all applicable health and safety laws, regulations and policies relevant to their positions. If you have a concern about unsafe conditions or tasks that present a risk of injury to you, please report these concerns immediately to your supervisor or the Company’s VP of Compliance.

EMPLOYMENT PRACTICES

The Company pursues fair employment practices in every aspect of its business. The following is only intended to be a summary of certain of our employment policies and procedures. Copies of the Company’s detailed policies, including its Employee Handbook, are available from the Human Resources Department. Company employees must comply with all applicable labor and employment laws, including anti-discrimination laws and laws related to freedom of association and privacy. It is your responsibility to understand and comply with the laws, regulations and policies that are relevant to your job. Failure to comply with labor and employment laws can result in civil and criminal liability against you and the Company, as well as disciplinary action by the Company, up to and including termination of employment. You should contact the Company’s Human Resources Department if you have any questions about the laws, regulations and policies that apply to you.

Harassment and Discrimination

The Company is committed to providing equal opportunity and fair treatment to all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status or other characteristic protected by law. The Company also prohibits harassment based on these characteristics in any form, whether physical or verbal and whether committed by supervisors, non-supervisory personnel or non-employees. Harassment may include, but is not limited to, offensive sexual flirtations, unwanted sexual advances or propositions, verbal abuse, sexually or racially degrading words, or the display in the workplace of sexually suggestive or racially degrading objects or pictures.

If you have any complaints about discrimination or harassment, report such conduct to your supervisor or the Human Resources Department. All complaints will be treated with sensitivity and discretion. Your supervisor, the Human Resources Department and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern. Where our investigation uncovers harassment or discrimination, we will take prompt corrective action, which may include disciplinary action by the Company, up to and including, termination of employment. The Company strictly prohibits retaliation against an employee who, in good faith, files a complaint.

Any member of management who has reason to believe that an employee has been the victim of harassment or discrimination or who receives a report of alleged harassment or discrimination is required to report it to the Human Resources Department immediately.

Alcohol and Drugs

The Company is committed to maintaining a drug-free work place. All Company employees must comply strictly with Company policies regarding the abuse of alcohol and the possession, sale and use of illegal substances. Drinking alcoholic beverages is prohibited while on duty or on the premises of the Company, except at specified Company-sanctioned events or as otherwise authorized by management. Possessing, using, selling or offering illegal drugs and other controlled substances is prohibited under all circumstances while on duty or on the premises of the Company. Likewise, you are prohibited from reporting for work, or driving a Company vehicle or any vehicle on Company business, while under the influence of alcohol or any illegal drug or controlled substance.

Violence Prevention and Weapons

The safety and security of Company employees is vitally important. The Company will not tolerate violence or threats of violence in, or related to, the workplace. If you experience, witness or otherwise become aware of a violent or potentially violent situation that occurs on the Company’s property or affects the Company’s business you must immediately report the situation to your supervisor or the Human Resources Department.

Unless allowed by state laws, the Company does not permit any individual to carry weapons of any kind on Company property. This is true even if you have obtained legal permits to carry weapons. The only exception to this policy applies to security personnel who are specifically authorized by Company management to carry weapons.

CONCLUSION

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact your supervisor or the Company’s VP of Compliance, Chief Financial Officer or the applicable member of the Board of Directors, as applicable. The Company expects all of its employees and directors, to adhere to these standards.

This Code of Business Conduct and Ethics, as applied to the Company’s principal financial officers, shall be our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. The Company reserves the right to amend, supplement or discontinue this Code and the matters addressed herein, without prior notice, at any time.

Appendix A

Internal and Audit Committee Contact Information:

Mark Adams-Sr. Director of IC and Audit; mark.adams@myquipt.com

Brian Wessel-AC Chair; brian.wessel@outlook.com

Mark Greenberg-AC Member; mark@silverstoneadv.com

Dr. Kevin Carter-AC Member; kcarter54@yahoo.com

Anonymous Reporting Channel:

Quipt has partnered with Syntrio Anonymous Reporting to establish an anonymous reporting channel and issue management portal. You can report one of two ways, by email or by logging into the portal. In addition to report violations, feel free to leave constructive comments and share your thoughts for how we, as a company can improve.

Email: reports@lighthouse-services.com

Website: Syntrio: Illuminating Corporate Integrity (lighthouse-services.com)

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Syntrio Anonymous Reporting

Quipt is committed to creating an environment where open, honest communications are the expectation, not the exception. Our Code of Conduct contains general guidelines and requirements for conducting business with the highest standards of ethics and for reporting concerns about violations of ethics, laws, rules, regulations, or our Code of Conduct.

You may utilize this hotline to submit reports relating to concerns about violations, as well as to ask for guidance related to compliance with policies and procedures and provide positive suggestions and stories.

To report an issue through email, please visit: reports@lighthouse-services.com

Thank you for your help in making Quipt a company of high integrity and responsiveness.

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CONFIDENTIALITY COMMITMENT

Syntrio is an independent provider that assists your organization to identify improper activity. We are committed to protecting the identity of all persons who use our secure reporting system. Reports are submitted by Syntrio to the organization's designee, and may or may not be investigated at the sole discretion of the organization. Although we will not disclose your identity without your express permission, it is possible that your identity may be discovered during an investigation of the matter reported because of information you have provided.